UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

MakeMusic, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

56086P202
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,362,829
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,362,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON LAUNCHEQUITY PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ARIZONA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,362,829
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,362,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON ANDREW C. STEPHENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,362,829
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,362,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON JANE KIM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,362,829
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,362,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON LEAP ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 56086P202

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a)           This statement is filed by LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“LEAP”), LaunchEquity Partners, LLC, an Arizona limited liability company (“LEP”), LEAP Acquisition Corporation, a Minnesota corporation (“LAC”), Andrew C. Stephens and Jane Kim.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

LEP is the manager of LEAP.  Each of Andrew C. Stephens and Jane Kim is a managing member of LEP.  Andrew C. Stephens is the sole officer and director of LAC.

Item 2(b) is hereby amended to add the following:

(b)           The principal business address of LAC is 4230 N. Oakland Avenue #317, Shorewood, Wisconsin 53211-2042.

Item 2(c) is hereby amended to add the following:

(c)           LAC was formed for the purpose of conducting the Offer (defined and described in Item 4 below).

Item 2(f) is hereby amended to add the following:

(f)           LAC is organized under the laws of the State of Minnesota.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 12, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LEAP, LAC and LEP.

The Merger Agreement provides that, on the terms and subject to the conditions thereof, LAC will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares for $4.85 per Share (the “Offer Price”), subject to any withholding taxes required by law, net to the seller in cash.  A special committee of the Board of Directors of the Issuer (the “Board”), consisting of independent directors, and the Board have unanimously approved the Merger Agreement and the transactions contemplated thereby.  It is anticipated that the Offer will be commenced around the end of March 2013.

Following the consummation of the Offer and after receiving any required approvals, LAC will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of LEAP (the “Merger”).  In the Merger, each outstanding Share that is not tendered and accepted pursuant to the Offer (other than Shares owned by LEAP, LAC, or their respective affiliates, and other than Shares as to which appraisal rights are perfected in accordance with applicable law) will be canceled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement.

CUSIP NO. 56086P202

At the effective time of the Merger, (i) each outstanding stock option under the Issuer’s equity incentive plan, whether vested or unvested, will be canceled, and in exchange each holder thereof will receive an amount in cash equal to the excess (if any) of the Offer Price over the exercise price per Share, multiplied by the number of Shares subject to such stock option; and (ii) the rights of the former shareholders of Garritan Corporation to receive Shares, as established pursuant to the Stock Purchase Agreement by and among the Issuer, Garritan Corporation, Gary Garritan and Marianne Garritan, dated as of December 19, 2011, as amended, will be cancelled, and in exchange each holder thereof will receive an amount in cash equal to the Offer Price multiplied by the number of Shares subject to such rights as of the effective time of the Merger that were not, as of such effective time, subject to any existing credits, claims or setoffs by the Issuer.  Each holder of an unvested award of restricted stock granted under the Issuer’s equity incentive plan will have the right to tender such shares of restricted stock in the Offer and, effective upon LAC’s purchase of Shares pursuant to the Offer, all unvested shares of restricted stock, other than shares withheld for tax purposes, will vest and thereafter be canceled and converted into the right to receive the Offer Price.

Consummation of the Offer is subject to customary conditions, including, but not limited to, (i) the valid tender of a number of Shares that, when added to the Shares held by LEAP and LAC, constitutes a majority of the Issuer’s outstanding Shares on a fully-diluted basis, (ii) there having been no rule or regulation enacted since the date of the Merger Agreement that has the effect of making the transactions contemplated by the Merger Agreement illegal or otherwise prohibiting the consummation of such transactions, and (iii) the absence of any Material Adverse Effect (as defined in the Merger Agreement). The Offer is not subject to a financing condition.

The Offer will initially expire at midnight, New York City time, on the 20th business day from the commencement thereof. However, until such time as the applicable conditions in the Merger Agreement have been satisfied, the Offer may be, and in certain cases must be, extended by LAC, but generally LAC will not be required to extend the offer past the date that is 60 calendar days after commencement (the “Outside Date”), in accordance with the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”).

Consummation of the Merger is subject to customary conditions, including, if required under Minnesota law, approval of the Merger Agreement by the Issuer’s shareholders. The parties have agreed that, if after the purchase of Shares pursuant to the Offer and any subsequent offering period, and after giving effect to any Shares purchased pursuant to the Top-Up Option described in the next paragraph, LAC owns at least 90% of the outstanding Shares, then, provided that the other conditions of the Merger have been satisfied or waived, LAC will merge into the Issuer in a “short-form” merger pursuant to the applicable provisions of Minnesota law, which will not require the approval of the Issuer’s shareholders.

In the Merger Agreement, the Issuer has granted to LAC an option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, a number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by LEAP and LAC at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the fully diluted Shares (after giving effect to the issuance of all Shares subject to the Top-Up Option); provided that the Top-Up Option will not be exercisable (i) for a number of Shares in excess of the Issuer’s authorized but unissued and unreserved Shares on a fully diluted basis, or (ii) if the issuance of the Shares subject to the Top-Up Option would require approval of the Issuer’s shareholders under NASDAQ Marketplace Rule 5635 and a waiver of or exemption from such requirement is not obtained from NASDAQ. LAC may exercise the Top-Up Option once, on or prior to the tenth business day following the later of (i) LAC’s acceptance for payment of Shares pursuant to the Offer and (ii) the expiration of any “subsequent offering periods;” provided, that the number of Shares beneficially owned by LEAP and LAC immediately prior to the time of exercise of the Top-Up Option constitutes at least 82% of the number of Shares then outstanding.

CUSIP NO. 56086P202

In addition, pursuant to the terms of the Merger Agreement, effective upon the purchase of Shares pursuant to the Offer, LAC will be entitled to designate a number of directors, rounded up to the next whole number, on the Board equal to the product of  (i) the total number of directors on the Board (after giving effect to the directors elected or designated by LAC) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by LEAP, LAC and any of their affiliates bears to the total number of Shares then outstanding.   Upon the request of LAC, the Issuer will also cause the persons designated by LAC to constitute the same percentage (rounded up to the next whole number) as is on the Board for each committee of the Board, to the extent permitted by applicable Issuer governing documents, applicable law and NASDAQ listing rules.

The Merger Agreement contains customary representations and warranties by LEAP, LAC and the Issuer.  The Merger Agreement also contains customary covenants and agreements, including with respect to the operation of the business of the Issuer between signing of the Merger Agreement and closing of the Merger, solicitation of alternative acquisition proposals by the Issuer, governmental filings and approvals, and other matters.

The Merger Agreement and the Offer may be terminated under certain customary circumstances by LEAP and/or the Issuer, including if LAC has not accepted for purchase Shares validly tendered in the Offer and not validly withdrawn on or before the Outside Date. The Merger Agreement provides for a termination fee of $400,000, payable by the Issuer to LEAP, if the Merger Agreement is terminated under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 13, 2013 and incorporated herein by reference.

On March 13, 2013, the Issuer and LEP issued a joint press release announcing the entry into the Merger Agreement, a copy of which is attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 13, 2013 and incorporated herein by reference.

On March 12, 2013, in connection with and prior to the execution of the Merger Agreement, the Board approved an Amendment (the “Amendment”) to the Tax Asset Protection Plan dated as of February 21, 2012 (the “Rights Agreement”), by and between the Issuer and Wells Fargo Bank, N.A. (the “Rights Agent”), and the Amendment was executed by the Issuer and the Rights Agent.  The Amendment, among other things, renders the Rights Agreement inapplicable to the Merger, the Offer, the Top-Up Option, and the transactions contemplated by the Merger Agreement.  In addition, the Amendment provides that neither LEP, LEAP, LAC, nor any of their affiliates or associates will become an “Acquiring Person” or a “Beneficial Owner” (as such terms are defined in the Rights Agreement), as a result of the execution of the Merger Agreement or the transactions contemplated by the Merger Agreement.  The Amendment also provides that the Rights Agreement will terminate immediately prior to the effective time of the Merger.

CUSIP NO. 56086P202

Important Information

The Offer described in this Amendment No. 9 for all of the outstanding Shares (with associated preferred stock purchase rights) has not yet commenced.  LEAP and LAC intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the SEC.  The information in this Item 4 is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, Shares, nor is it a substitute for the Tender Offer Documents. Investors and shareholders are strongly advised to read the Tender Offer Documents, the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Issuer and the related Schedules 13E-3 that will be filed by the Issuer and LEAP and LAC with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to LEP at LaunchEquity Partners, LLC, 4230 N. Oakland Avenue #317, Shorewood, WI 53211-2042, or by phone at (414) 390-8221.  Investors and shareholders may also read and copy any reports, statements and other information filed by LEP or the Issuer with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (d) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 4,906,707 Shares outstanding, which is the total number of Shares outstanding as of February 28, 2013, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2013.

As of the date hereof, LEAP owned directly 1,362,829 Shares, constituting approximately 27.8% of the Shares outstanding.  By virtue of their relationships with LEAP discussed in further detail in Item 2, each of LEP, Andrew C. Stephens and Jane Kim may be deemed to beneficially own the Shares owned directly by LEAP.

LAC does not directly own any Shares and disclaims any beneficial ownership of the securities reported herein.

(b)           Andrew C. Stephens and Jane Kim have shared voting and dispositive power with respect to the Shares owned directly by LEAP.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 12, 2013, the Issuer, LEAP, LAC and LEP entered into the Merger Agreement, as defined and described in Item 4 above.

CUSIP NO. 56086P202

On March 12, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Agreement and Plan of Merger, dated as of March 12, 2013, by and among LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, LEAP Acquisition Corporation, LaunchEquity Partners, LLC, and MakeMusic, Inc. (incorporated herein by reference to Exhibit 2.1 to the MakeMusic, Inc. Form 8-K filed with the SEC on March 13, 2013).

99.2
Press Release issued by LaunchEquity Partners, LLC and MakeMusic, Inc. on March 13, 2013 (incorporated herein by reference to Exhibit 99.1 to the MakeMusic, Inc. Form 8-K filed with the SEC on March 13, 2013).

99.3
Joint Filing Agreement by and among LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, LaunchEquity Partners, LLC, LEAP Acquisition Corporation, Andrew C. Stephens and Jane Kim, dated March 12, 2013.

CUSIP NO. 56086P202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2013	LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS

	By:	LaunchEquity Partners, LLC Manager

	By:	/s/ Andrew C. Stephens
Andrew C. Stephens Managing Member

LAUNCHEQUITY PARTNERS, LLC

By:	/s/ Andrew C. Stephens
Andrew C. Stephens Managing Member

LEAP ACQUISITION CORPORATION

By:	/s/ Andrew C. Stephens
Andrew C. Stephens Chief Executive Officer

/s/ Andrew C. Stephens
ANDREW C. STEPHENS

/s/ Jane Kim
JANE KIM